FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December 2008
000-51025
(Commission File Number)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Translation of registrant’s name into English)
22nd Floor, Building No.1,
Capital A Partners, No.20 Gong Ti East Road,
Chaoyang District Beijing 100020,
The People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On December 19, 2008, the Company established a securities trading account to make investments in the listed securities of public companies in the United States, Europe and Asia. The Company plans to deposit up to US$25 million in the securities trading account. The board of directors and the audit committee of the Company have approved this investment strategy and believe that this strategy would improve the Company’s investment return from its cash and cash equivalent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
By:	/s/ Tommy S. L. Fork
	Name:	Tommy S. L. Fork
	Title:	Chief Financial Officer

Date: December 23, 2008